June 16, 2023

VIA EDGAR

Office of Trade & Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Gambling.com Group Limited
Form 20-F for Fiscal Year Ended December 31, 2022
Filed March 23, 2023
File No. 001-40634

Ladies and Gentlemen:

This letter is in response to the comment letter, dated June 8, 2023, of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above-referenced filing for Gambling.com Group Limited (“Gambling.com Group” or the “Company”). To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 20-F for Fiscal Year Ended December 31, 2022

Business Overview, page 32

1.We note your disclosure of Adjusted EBITDA margin. Please revise to provide disclosure of the most directly comparable IFRS measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

The Company respectfully believes that as the disclosure of margins is not a requirement of the system of regulation that is applicable to the Company, IFRS, the creation of a margin such as the quotient of, for example, net income divided by revenue, would itself be a non-GAAP measure, as disclosed in the SEC’s “Compliance & Disclosure Interpretations on Non -GAAP Financial Measures, Question 102.12.”

The Company respectfully believes that the reconciliation of, for example, Net Income margin to Adjusted EBITDA margin, would be a reconciliation from one non-GAAP measure to another non-GAAP measure. The Company respectfully believes that the quantified reconciliation of Net Income to Adjusted EBITDA complies with Item 10(e)(1)(i)(A) of Regulation S-K. Both Regulation G and Item 10(e) of Regulation S-K require that any non-GAAP financial measures be accompanied by a presentation of the most directly comparable GAAP financial measure and a reconciliation of the differences between such measures. The Company believes this is achieved through the reconciliation of Adjusted EBITDA to Net Income, with the computation of the resulting Adjusted EBITDA margin also disclosed. Accordingly, the Company does not believe any incremental disclosure is required related to another non-GAAP measure derived from a GAAP measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 45

2.We note your disclosure on page F-15 that revenue-share fees are a percentage of the net gaming revenues an operator generates over the lifetime of the referred player. It is not clear from your disclosure the extent to which revenue recognized in a particular period results from referrals in the current year or referrals from prior years. Please consider whether quantification of revenue from new and pre-existing referrals would provide meaningful information to investors about the duration of your income streams and the extent to which your business relies on new referrals for the maintenance and growth of revenue levels.

Response:

The Company does not believe the quantification of revenue from new and pre-existing referrals would provide meaningful information to investors because the ultimate revenue-sharing fees from such referrals are subject to significant uncertainties, including how long the referred player will remain active, the size and frequency of the wager amounts, and the patterns of wins and losses. These factors vary significantly between markets and products, as well as between individual operators, and are further influenced by competition from other entertainment channels, taxation and regulatory developments, results of various sporting events, disruptive events such as the COVID-19 pandemic, and general economic conditions. As a result, historical revenue from new and pre-existing referrals recognized in a particular period is not indicative of future revenue performance from such new and pre-existing referrals.

Notes to Consolidated Financial Statements Summary of Significant Accounting Policies Revenue Recognition, page F-15

3.You disclose that negative revenue share amounts usually do not carry over into subsequent months. Please describe for us the nature of negative revenue share amounts.

Response:

For the gambling operator, who is the counterparty in a revenue share agreement with the Company, if the referred players, when aggregated together, win amounts greater than the losses they incur during a particular calendar month, this results in negative net revenue for the operator for the applicable period.

Under a revenue share agreement with the operator, such negative net revenue is not typically permitted to be carried forward and offset against net operating revenue earned from the same referred players in subsequent calendar months.

The gambling operator’s negative net revenue yields no revenue share amount for the Company for the applicable period and, as a result, the Company does not recognize revenue in the corresponding period when the operator has negative net revenue. Because such negative revenue yield is not carried forward to subsequent periods, the Company recognizes revenue in subsequent periods without deductions from carried forward negative revenue yield.

For those small number of operators with agreements that do permit the carryforward of negative net revenue, such carryforwards are rare and are immaterial to the Company’s operations.

Note 18. Revenue, page F-41

4.We note that you earn performance marketing fees in the form of ongoing revenue-shares, one-time fees, and a hybrid of these two forms. Please tell us your consideration of disaggregating performance marketing fees along these lines, given the differences in the nature and timing of these forms of fees.

Response:

Following the acquisition of RotoWire.com, the Company started to incur subscription revenue in addition to performance marketing revenue. Because the monetization model and revenue recognition of performance marketing revenue and subscription revenue are substantially different, the Company considers it most relevant to disaggregate revenue by the monetization type rather than the disaggregation of the form of fees within performance marketing.

The Company acknowledges the Staff’s comment, however, and will revise its future filings to provide the disclosure pursuant to the comment by inserting the disaggregation of the form of fees (Cost Per Acquisition, revenue share and hybrid) as a percentage of performance marketing revenue in text below the table of disaggregated revenue by monetization type in the notes to the financial statements and “Operating and Financial Review and Prospects” section in the Company’s anticipated Report on Form 6-K reporting its financial results for the three- and six-month periods ended June 30, 2023, and subsequent reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

Note 19. Operating Expenses
Sales and Marketing Expenses, page F-43

5.Please explain your consideration of classifying amortization of certain intangible assets as cost of sales instead of 'Sales and marketing expenses.' In this regard, we note you attribute the increase in amortization expense primarily to the acquisition of RotoWire.com and BonusFinder.com in 2022, and their related domain names, apps, and customer contracts on page 49, which appears related to cost of sales. Refer to SAB Topic 11B.

Response:

IAS1 Presentation of Financial Statements (IAS 1) paragraph 99 permits the Company to choose its income statement presentation by function of expenses or nature of expenses. Under IAS1.103, the Company has opted to present its income statement by function of expenses. As a result of this presentation, the Company includes amortization of certain intangible assets within sales and marketing expense and technology expenses rather than a separate line item for amortization. The Company believes that the function of expenses method provides more relevant information to users than the classification of expenses by nature, notwithstanding that allocating costs to functions may require considerable judgement.

IAS 1 does not provide specific guidance to determine what should be included in “cost of sales.” However, paragraph 38 of IAS 2 Inventories specifies that “cost of sales” should include costs previously included in the measurement of inventory that has now been sold, unallocated production overheads and abnormal amounts of production costs of inventories. Depending on the circumstances of the entity, other amounts, such as distribution costs, may also be included in “cost of sales.” “Cost of sales” should include costs directly associated with fulfilling performance obligations under IFRS 15 Revenue from Contracts with Customers. Considering the nature of the Company’s operations, it was concluded that cost of sales consists of direct costs incurred in the production of goods or services that are sold to customers.

Amortization expense relates to (a) content and customer contracts acquired in connection with the acquisitions of RotoWire.com and BonusFinder.com, and (b) certain capitalized development costs related to the Company’s technology platform. The Company’s technology platform contains tools utilized to attract visitors to the Company’s websites. The acquired content is published on the Company’s websites and utilized to attract visitors. Because the intangible assets are not incurred in the production of goods or services that are sold to customers but rather in the acquisition of visitors and customers, the Company has classified the associated amortization as sales and marketing expense and technology expenses rather than cost of sales.

The Company does not believe any amortization of intangible assets related to its technology platform or acquired content and customer contracts should be included in costs of sales because these assets are not directly related to the generation of revenue.

Finally, the Company respectfully believes that SAB Topic 11B is an accounting bulletin specific to US GAAP and in accordance with SEC Financial Reporting Manual s6320.5 the Company need not comply with such requirements. The Company also respectfully notes to the Staff that in Note 2 Summary of Significant Accounting Policies to the consolidated financial statements, filed in the Annual Report on Form 20-F on March 23, 2023, it provides sufficient disclosure of the material items that comprise Cost of Sales.

6.Please disclose the nature of external content costs. Also, explain to us your consideration of classification of external content as a component of cost of sales as these costs appear integrally related to your revenue generating activities, particularly for RotoWire and BonusFinder acquired in 2022. In this regard, we note that you earn revenue from subscriptions.

Response:

External content costs are primarily costs associated with articles written by freelance writers purchased by the Company and published on the Company’s websites, including RotoWire.com and BonusFinder.com. These articles are utilized to attract visitors to the Company’s websites. As such, these costs are not incurred in the production of goods or services that are sold to customers and, therefore, the Company classifies these costs as sales and marketing expense rather than cost of sales.

Costs that are directly related to the generation of revenue include license fees incurred as part of agreements with media partners and hosting, data and payment processing fees related to subscription access to the RotoWire.com website. Such costs are classified as cost of sale.

Please contact the undersigned at (415) 238-6232 with any questions or comments you may have regarding this letter.

Sincerely yours,

/s/ Michael J. Stein

Michael J. Stein
Vice President, General Counsel

cc:	Charles Gillespie, Chief Executive Officer, Gambling.com Group Limited
Elias Mark, Chief Financial Officer, Gambling.com Group Limited

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